FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

2009 Deferred Annual Bonus Plan - Post-Tax Awards

The 2009 Deferred Annual Bonus Plan ("DABP") was approved by shareholders on 20 May 2009, and allows awards to be made to eligible employees.  All Executive Directors and Corporate Executive Team ("CET") members are now eligible to participate in the DABP, which is a voluntary programme.

Up to 50% of any bonus earned may be deferred into shares for three years on a pre-tax (Deferred Bonus Award) and/or post-tax (Co-Investment Shares) basis.  The Company will match shares up to one-for-one depending on the Performance Measures, as set out below (Matching Award).

The vesting of the DABP Matching Award is subject to the following four equally weighted performance measures ("Performance Measures") which directly link to the company's strategy:

Key strategic priorities	Performance Measure	% of each award
Deliver value to shareholders	Total Shareholder Return ("TSR") measure	25
Simplify the operating model	Adjusted free cash flow measure	25
Deliver more products of value	R&D new product measure	25
Grow a diversified global business	Business diversification measure	25

The performance period for each element of the awards is three years (1 January 2011 to 31 December 2013).

TSR measure:-
To focus on delivery of value to shareholders, 25% of each award will be based on relative TSR.  This measure compares the TSR of the Company's Shares over the performance period with the TSR of the shares of ten (10) other global pharmaceutical companies. The Ordinary Shares (or ADSs) will vest depending on how the Company's TSR over the performance period ranks when compared to the TSR of the other companies in the TSR Comparator Group over the same period.  This element of the award will not vest if the Company delivers returns which, when ranked among these companies, rank below the median.  At median position, vesting is at 30%. Above median, vesting is staggered between median and upper quartile of the comparator group, i.e., at 5th place 55% vests, at 4th place 80% vests and at 3rd or above 100% vests.

The companies in the TSR Comparator Group are Abbott Laboratories, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis and GlaxoSmithKline.

Adjusted free cash flow measure:-
To recognise the importance of effective working capital and cash management, 25% of each award will be based on adjusted free cash flow. Adjusted free cash flow represents the operating profit of the business adjusted for material factors which would typically include exchange rate movements and may include legal and major taxation settlements and special pension contributions. The impact of any acquisition or divestment will be quantified and adjusted for at the time of the event. The adjusted free cash flow threshold for these awards is £16.15 billion, where vesting for this element of each award will be at 25%, at £16.65 billion 50% will vest, at £18.32 billion 75% will vest, and there will be maximum vesting for this element of the award at £19.15 billion. Below £16.15 billion, none of this element will vest.

R&D new product measure
To recognise the importance of R&D to the future growth of the business, 25% of each award will be based on R&D new product performance. This measure represents the delivery of specific targets for New Product Sales ("NPS"), which measures aggregate sales within the performance period for products launched within a five year period, i.e. within the performance period and the two preceding years.

Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the threshold level is attained, rising to 100% for stretching performance exceeding the set threshold by 22%.  Below the set threshold, none of this element will vest.

Business diversification measure
To incentivise growth of a global, diversified business, 25% of each award will be based on the business diversification measure.  This measure will focus on the delivery of an aggregate revenue target within the performance period for the Vaccines, Dermatology, Consumer Healthcare and Emerging Markets and Japan businesses.

Due to commercial sensitivity, the Remuneration Committee has decided that the business diversification target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the threshold level is attained, rising to 100% for stretching performance exceeding the set threshold by 14%.  Below the set threshold, none of this element will vest.

To the extent that each element of an award does not vest after the appropriate performance period, it will lapse.

The Matching Award for the Co-Investment Shares has been granted as conditional shares over American Depositary Shares for US post-tax participants. As noted above, the percentage of Matching shares ultimately vesting will be dependent on performance.

Dividends accrue on the deferred Co-Investment Shares during the performance period. Dividends also accrue on the Matching shares during the performance period, but only vest to the extent that the Matching shares vest at the end of the relevant performance period. These dividends are not included in the figures below.

On 25th February 2011 the Company announced the awards made to individuals who had elected to participate in the DABP in respect of their 2010 bonus on a gross or pre-tax basis and stated that DABP Post-tax Awards would be the subject of a separate announcement following the award date. The following individuals have elected to participate in the DABP in respect of their 2010 bonus on a Post-Tax basis:

Number of ADS underlying the Co-Investment Shares

Ms D Connelly	796
Mr W Louv	2,090

	Number of ADSs potentially vesting in respect of the element of the Matching Award subject to the TSR measure
	(N.B. One ADS represents two Ordinary shares)
ADSs	Less than median	Equal to median position	Maximum
Ms D Connelly	Nil	60	199
Mr W Louv	Nil	157	522

Number of ADSs potentially vesting in respect of the other three elements of the Matching Award subject to the adjusted free cash flow, R&D new product and business diversification measures
(N.B. One ADS represents two Ordinary shares)

ADSs	Below threshold	At threshold	Maximum
Ms D Connelly	nil	149	597
Mr W Louv	nil	392	1,568

The Co-Investment Shares will cease to be Co-Investment Shares and the vesting date for the Matching Award will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance condition has been satisfied or such other later date as determined by the Remuneration Committee.

The above awards were approved by the Remuneration Committee at the 24th February 2011 meeting to be effective on 4 March 2011, the date on which Co-Investment Shares could be acquired.  The Co-Investment Shares were acquired, in accordance with the 2009 Deferred Annual Bonus Plan rules, at an ADS share price of US$38.28 on 4 March 2011.

The Company and PDMRs were advised of these transactions on 4 March 2011.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

7 March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 7, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc